FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 26, 2013

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2012 fourth quarter and annual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2013

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2012 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, February 21, 2013. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2012 with comparison to its results for the fourth quarter and year ended December 31, 2011.

Summary of 2012 Fourth Quarter Results

(Comparison with third quarter of 2012 and fourth quarter of 2011)
	Q4 2012	Q3 2012		Q4 2011
Net sales ($ million)	2,758.1	2,657.1	4%	2,750.6	0%
Operating income1 ($ million)	586.0	583.6	0%	538.0	9%
Net income ($ million)	350.3	437.5	(20%)	426.3	(18%)
Shareholders’ net income ($ million)	357.7	436.4	(18%)	399.6	(10%)
Earnings per ADS ($)	0.61	0.74	(18%)	0.68	(10%)
Earnings per share ($)	0.30	0.37	(18%)	0.34	(10%)
EBITDA* ($ million)	733.0	679.0	8%	691.9	6%
EBITDA margin (% of net sales)	27%	26%		25%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals) and in Q3 2012 excludes a non-recurring gain of $49.2 million, recorded in Other operating income corresponding to a tax related lawsuit collected in Brazil.

Our sales in the fourth quarter rose 4% sequentially as a recovery in OCTG shipments to the Middle East and higher sales of line pipe in Brazil more than offset lower sales in the USA. EBITDA and operating income margins recovered on product mix and efficiency improvements. Earnings per share, however, were affected by an impairment provision taken on our investment in Usiminas.

1 Comparative amounts for 2011 have been reclassified to conform to changes in the accounting of our  Mexican employee statutory profit sharing provision, which since January 1, 2012 is included  under labor costs instead of recording it in the income tax line.

Net cash provided by operations during the quarter declined to $346.6 million reflecting an increase in working capital (mainly a high level of trade receivables associated with our December shipments). Our net debt (total borrowings less cash and other current investments) increased by $5.5 million to end the year at $271.3 million, following investment of $201.8 million in capital expenditures and the payment of an interim dividend to shareholders of $153.5 million.

Summary of 2012 Annual Results

	FY 2012	FY 2011	Increase/(Decrease)
Net sales ($ million)	10,834.0	9,972.5	9%
Operating income ($ million)	2,356.6	1,844.9	28%
Net income ($ million)	1,701.4	1,420.7	20%
Shareholders’ net income ($ million)	1,699.1	1,331.2	28%
Earnings per ADS ($)	2.88	2.26	28%
Earnings per share ($)	1.44	1.13	28%
EBITDA* ($ million)	2,875.1	2,399.2	20%
EBITDA margin (% of net sales)	27%	24%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals) and in 2012 excludes a non-recurring gain of $49.2 million, recorded in Other operating income corresponding to a tax related lawsuit collected in Brazil.

In 2012, net sales increased by 9%. Sales of OCTG products and services increased in most regions, led by North America, but sales of offshore line pipe in the Middle and Far East and sales of industrial products in Europe declined significantly. Sales of premium OCTG products rose particularly strongly and contributed to a more profitable product mix. Operating income and EBITDA margins improved reflecting the product mix, lower raw material costs and better absorption of fixed costs. Earnings per share rose 28% for the year and included a positive contribution from our acquisition of the non-controlling interest in our Brazilian subsidiary, Confab.

Cash flow from operations amounted to $1.9 billion for the year. After investments of $1.3 billion in Brazil ($504.6 million in Usiminas and $758.5 million in Confab), capital expenditure of $789.8 million and dividend payments of $448.6 million, our financial position at December 31, 2012, amounted to a net debt position (total borrowings less cash and other current investments) of $271.3 million, compared with a net cash position of $323.6 million at December 31, 2011.

Appointment of Chief Financial Officer

Effective as of July 1, 2013,  Edgardo Carlos will assume the position of Chief Financial Officer, replacing Ricardo Soler.

Mr. Carlos previously served as our Corporate Financial Manager, as Administration & Finance Regional Director for Mexico and Central America, and currently holds the position of Economic and Financial Planning Director.

Annual Dividend Proposal

The board of directors proposes, for the approval of the annual general shareholders’ meeting to be held on May 2, 2013, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507.6 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153.5 million, paid in November, 2012. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.2 million will be paid on May 23, 2013, with an ex-dividend date of May 20, 2013.

Market Background and Outlook

Demand for energy continues to increase, despite a weak economic recovery, and oil prices are at levels which should continue to support investment in exploration and production activity during 2013.

In North America, drilling activity in the second half of 2012 was affected by continuing low natural gas prices and lower liquids prices largely resulting from regional infrastructure restraints. In 2013, we expect drilling activity to recover gradually from current levels but to remain, on average, slightly below the level of 2012.

In the rest of the world, drilling activity should increase led by the growth in the exploration and development of deepwater and unconventional reserves. In 2013, we expect higher levels of demand for premium OCTG products particularly in regions such as the Middle East and sub-Saharan Africa.

Overall sales growth is expected to be moderate as higher oil and gas sales in Eastern Hemisphere markets are largely offset by lower sales in North America and in European industrial markets.

EBITDA margins are expected to remain around current levels with product mix and industrial efficiency improvements offsetting the impact of lower prices in less differentiated segments.

Analysis of 2012 Fourth Quarter Results

Tubes Sales volume (metric tons)	Q4 2012	Q3 2012		Q4 2011
Seamless	669,000	642,000	4%	709,000	(6%)
Welded	306,000	305,000	0%	301,000	1%
Total	975,000	947,000	3%	1,010,000	(3%)

Tubes	Q4 2012	Q3 2012		Q4 2011
(Net sales - $ million)
North America	1,155.0	1,260.0	(8%)	1,154.6	0%
South America	692.9	610.3	14%	548.0	26%
Europe	242.6	252.9	(4%)	264.8	(8%)
Middle East & Africa	377.6	235.9	60%	384.7	(2%)
Far East & Oceania	110.0	109.4	1%	173.6	(37%)
Total net sales ($ million)	2,578.1	2,468.5	4%	2,525.6	2%
Operating income ($ million)	572.2	559.8	2%	501.7	14%
Operating income (% of sales)	22%	23%		20%

Net sales of tubular products and services increased 2% year on year and 4% sequentially. The sequential increase was led by higher demand in the Middle East and South America, partially offset by lower sales in North America. In North America, lower oil and gas activity in the USA was partially compensated by higher sales in Mexico and seasonally higher sales in Canada. In South America, sales increased mainly due to an increase in sales of line pipe products in Brazil. In the Middle East & Africa, sales increased following a higher level of OCTG shipments in the Middle East and higher sales to West Africa and the Caspian Sea.

Operating income from tubular products and services increased 14% year on year and 2% sequentially. Sequentially, operating income increased, despite a non-recurring gain of $49.2 million being recorded in the previous quarter, reflecting a higher proportion of seamless products and better industrial performance.

Others	Q4 2012	Q3 2012		Q4 2011
Net sales ($ million)	180.0	188.5	(5%)	225.0	(20%)
Operating income ($ million)	13.8	23.8	(42%)	36.2	(62%)
Operating income (% of sales)	8%	13%		16%

Net sales of other products and services declined 20% year on year and 5%sequentially, mainly due to lower sales of pipes for electric conduit in the USA and lower sales of coiled tubing. In addition to the lower revenues, operating income was negatively affected by lower operating margins at our industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to 17.9% of net sales in the fourth quarter of 2012, compared to 17.3% in the previous quarter and in the fourth quarter of 2011.

Other operating income (expense) amounted to a net gain of $5.4 million in the fourth quarter of 2012, compared with a gain of $44.2 million in the previous quarter and a gain of $0.7 million in the fourth quarter of 2011. In the previous quarter, Confab, our Brazilian subsidiary, collected $49.2 million from the Brazilian government, in interest and monetary adjustment over a tax benefit obtained in 1991.

Net interest expenses amounted to $5.9 million in the fourth quarter of 2012, compared to $8.8 million in the previous quarter and $2.0 million in the same period of 2011.

Other financial results generated a loss of $9.5 million during the fourth quarter of 2012, compared to a loss of $15.2 million during the third quarter of 2012 and a loss of $5.4 million in the same period of 2011. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position.

Equity in earnings of associated companies generated a loss of $108.2 million in the fourth quarter of 2012, compared to gains of $14.4 million in the previous quarter and $13.0 million in the same period of 2011. During the fourth quarter of 2012 we recorded impairment charges amounting to $73.7 million on our investment in Usiminas, reflecting changes to the operating environment in Brazil, particularly in relation with Usiminas mining projects. In addition, the Usiminas impairment had an indirect negative impact on our investment in Ternium.

Income tax charges totalled $112.1 million in the fourth quarter of 2012, equivalent to 20% of income before equity in earnings of associated companies and income tax, compared to 24% in the previous quarter and 22% in the same period of 2011.

Results attributable to non-controlling interests amounted to losses of $7.3 million in the fourth quarter of 2012, compared to gains of $1.1 million in the previous quarter and gains of $26.8 million in the fourth quarter of 2011. Losses during the fourth quarter of 2012 are mainly attributable to our Japanese operations. Year on year, the reduction in gains attributable to non controlling interests is due to the acquisition of all the non controlling interests in Confab during the second quarter of 2012.

Cash Flow and Liquidity of 2012 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2012 was $346.6 million, compared to $491.4 million in the previous quarter and $456.2 million in the fourth quarter of 2011. Working capital increased by $247.3 million during the fourth quarter of 2012 (mainly due to an increase in trade receivables associated with our December shipments), compared to an increase of $107.1 million in the previous quarter and of $157.0 million in the fourth quarter of 2011.

Capital expenditures amounted to $201.8 million for the fourth quarter of 2012, compared to $187.0 million in the previous quarter and $188.7 million in the fourth quarter of 2011.

During the quarter, our net debt (total borrowings less cash and other current investments) increased by $5.5 million to $271.3 million at the end of the quarter, following the payment of an interim dividend of $153.5 million in November 2012.

Analysis of 2012 Annual Results

Tubes sales volume (metric tons)	FY 2012	FY 2011	Increase/(Decrease)
Seamless	2,676,000	2,613,000	2%
Welded	1,188,000	1,134,000	5%
Total	3,864,000	3,747,000	3%

Tubes	FY 2012	FY 2011	Increase/(Decrease)
Net sales ($ million)
- North America	4,953.6	4,060.9	22%
- South America	2,305.4	2,079.5	11%
- Europe	1,042.1	1,056.5	(1%)
- Middle East & Africa	1,246.7	1,330.7	(6%)
- Far East & Oceania	475.5	584.1	(19%)
Total net sales	10,023.3	9,111.7	10%
Operating income ($ million)	2,251.8	1,702.2	32%
Operating income (% of sales)	22%	19%

Net sales of tubular products and services increased 10% to $10,023.3 million in 2012, compared to $9,111.7 million in 2011, reflecting a 3% increase in volumes and a 7% increase in average selling prices, driven by an improvement in the mix of products which offset the impact of lower prices in less differentiated products. In North America, the increase in sales was mainly driven by higher liquids drilling activity, together with a recovery in activity in the Gulf of Mexico and higher drilling activity in Mexico. In South America, sales increased led by higher demand from offshore projects in Brazil and increasing activity levels in Argentina, which more than offset lower demand in the Andean region. In Europe, we had higher sales of OCTG products in the North Sea and Romania due to higher oil and gas drilling activity, which were offset by lower demand for mechanical products. In the Middle East and Africa, sales decreased mainly due to lower shipments of line pipe products and lower selling prices. In the Far East and Oceania, sales decreased mainly due to lower shipments of OCTG products in China and Indonesia, partially offset by higher shipments to regional HPI projects.

Operating income from tubular products and services, increased 32% to $2,251.8 million in 2012, from $1,702.2 million in 2011. The increase in the operating income was mainly driven by a 10% increase in sales and a higher operating margin (22% in 2012 vs. 19% in 2011). Our operating margin increased in 2012 due to an increase in average selling prices, lower raw material costs and operating efficiency improvements.

Others	FY 2012	FY 2011	Increase/(Decrease)
Net sales ($ million)	810.7	860.8	(6%)
Operating income ($ million)	104.8	142.7	(27%)
Operating income (% of sales)	13%	17%

Net sales of other products and services decreased 6% to $810.7 million in 2012, compared to $860.8 million in 2011, mainly due to lower sales of industrial equipment in Brazil, partially offset by higher sales of sucker rods.

Operating income from other products and services, decreased 27% to $104.8 million in 2012, from $142.7 million in 2011, reflecting the reduction in activity levels in our industrial equipment business in Brazil, which had a negative impact in operating performance and margins.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 17.4% in 2012 compared to 18.6% in 2011, mainly due to the better absorption of fixed and semi-fixed expenses on higher sales.

Other operating income and expenses resulted in net income of $43.7 million in 2012, compared to a net income of $5.1 million in 2011. In 2012, Confab, our Brazilian subsidiary, collected $49.2 million from the Brazilian government, in interest and monetary adjustment over a tax benefit obtained in 1991.

Net interest expenses totalled $22.0 million in 2012, compared to $21.6 million in 2011, which included $5.6 million in losses on interest rate swaps. Excluding the effect of interest rate swaps in 2011, net interest expenses increased during 2012 due to an increase in our net debt of $595.0 million, as we went from a net cash position of $323.6 million at the end of 2011 to a net debt position of $271.3 million at the end of 2012, following investments in Brazil amounting to $1.3 billion in the first half of 2012.

Other financial results generated a loss of $28.1 million in 2012, compared to a gain of $11.3 million during 2011. These results largely reflect gains and losses on net foreign exchange transactions ($10.9 million loss in 2012 compared with $65.4 million gain in 2011) and the fair value of derivative instruments ($3.2 million loss in 2012 compared with $49.3 million loss in 2011) and are to a large extent offset by changes to our net equity position. These results are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar in accordance with IFRS.

Equity in earnings of associated companies generated a loss of $63.5 million in 2012, compared to a gain of $61.5 million in 2011. During 2012 we recorded impairment charges amounting to $73.7 million on our investment in Usiminas, reflecting changes to the operating environment in Brazil, particularly in relation with Usiminas mining projects. In addition, the Usiminas impairment had an indirect negative impact on our investment in Ternium.

Income tax charges totalled $541.6 million in 2012, equivalent to 23.5% of income before equity in earnings of associated companies and income tax, compared to $475.4 million in 2011, equivalent to 25.9% of income before equity in earnings of associated companies and income tax. During 2012, the tax rate benefited from a more favorable mix of companies.

Net income increased to $1,701.4 million in 2012, compared to $1,420.7 million in 2011, mainly reflecting higher operating results, partially offset by lower results from associated companies.

Income attributable to owners of the parent was $1,699.1 million, or $1.44 per share ($2.88 per ADS), in 2012, compared to $1,331.2 million, or $1.13 per share ($2.26 per ADS) in 2011.

Income attributable to non-controlling interest was $2.4 million in 2012, compared to $89.6 million in 2011, as during the second quarter of 2012, we acquired all the non-controlling interests in Confab.

Cash Flow and Liquidity of 2012

Net cash provided by operations during 2012 was $1,860.4 million, compared to $1,283.3 million during 2011. Working capital increased by $303.0 million during 2012, compared with an increase of $649.6 million in 2011, reflecting more stable values of inventories and trade receivables.

Capital expenditures declined to $789.7 million in 2012, from $862.7 million in 2011, as we have already completed most of the investments at our small diameter rolling mill at our Veracruz facility in Mexico.

Dividends paid during 2012 amounted to $448.6 million, compared to $401.4 million in 2011.

During 2012, total financial debt increased by $813.3 million to $1,744.2 million at December 31, 2012 from $930.9 million at December 31, 2011. Liquidity (cash and cash equivalents and other current investments) increased by $218.3 million to $1,472.9 million at December 31, 2012 from $1,254.5 million at December 31, 2011. Net debt during 2012 increased by $595.0 million to $271.3 million at December 31, 2012, from a net cash position of $323.6 million at December 31, 2011.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Continuing operations
Net sales	2,758,120	2,750,551	10,834,030	9,972,478
Cost of sales	(1,672,517)	(1,738,512)	(6,637,293)	(6,273,407)
Gross profit	1,085,603	1,012,039	4,196,737	3,699,071
Selling, general and administrative expenses	(494,275)	(474,844)	(1,883,789)	(1,859,240)
Other operating income (expenses) net	(5,368)	747	43,659	5,050
Operating income	585,960	537,942	2,356,607	1,844,881
Interest income	8,757	11,093	33,459	30,840
Interest expense	(14,647)	(13,045)	(55,507)	(52,407)
Other financial results	(9,507)	(5,401)	(28,056)	11,268
Income before equity in earnings of associated companies and income tax	570,563	530,589	2,306,503	1,834,582
Equity in (losses) earnings of associated companies	(108,158)	12,990	(63,534)	61,509
Income before income tax	462,405	543,579	2,242,969	1,896,091
Income tax	(112,068)	(117,246)	(541,558)	(475,370)
Income for the period / year	350,337	426,333	1,701,411	1,420,721

Attributable to:
Owners of the parent	357,686	399,574	1,699,047	1,331,157
Non-controlling interests	(7,349)	26,759	2,364	89,564
	350,337	426,333	1,701,411	1,420,721

Consolidated Statement of Financial Position
(all amounts in thousands of U.S. dollars)	At December 31, 2012		At December 31, 2011

ASSETS
Non-current assets
Property, plant and equipment, net	4,434,970		4,053,653
Intangible assets, net	3,199,916		3,375,930
Investments in associated companies	983,061		670,248
Other investments	2,603		2,543
Deferred tax assets	214,199		234,760
Receivables	142,060	8,976,809	133,280	8,470,414

Current assets
Inventories	2,985,805		2,806,409
Receivables and prepayments	260,532		241,801
Current tax assets	175,562		168,329
Trade receivables	2,070,778		1,900,591
Available for sale assets	21,572		21,572
Other investments	644,409		430,776
Cash and cash equivalents	828,458	6,987,116	823,743	6,393,221
Total assets		15,963,925		14,863,635

EQUITY
Capital and reserves attributable to owners of the parent		11,388,016		10,506,227
Non-controlling interests		172,310		666,716
Total equity		11,560,326		11,172,943

LIABILITIES
Non-current liabilities
Borrowings	532,407		149,775
Deferred tax liabilities	749,235		828,545
Other liabilities	225,398		233,653
Provisions	67,185		72,975
Trade payables	-	1,574,225	2,045	1,286,993

Current liabilities
Borrowings	1,211,785		781,101
Current tax liabilities	254,603		326,480
Other liabilities	318,828		305,214
Provisions	26,958		33,605
Customer advances	134,010		55,564
Trade payables	883,190	2,829,374	901,735	2,403,699
Total liabilities		4,403,599		3,690,692
Total equity and liabilities		15,963,925		14,863,635

Consolidated Statement of Cash Flows
	Three-month period ended December 31,		Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2012	2011

Cash flows from operating activities
Income for the period / year	350,337	426,333	1,701,411	1,420,721
Adjustments for:
Depreciation and amortization	147,057	153,880	567,654	554,345
Income tax accruals less payments	(34,755)	10,971	(160,951)	120,904
Equity in losses (earnings) of associated companies	108,158	(12,990)	63,534	(61,509)
Interest accruals less payments, net	(923)	3,575	(25,305)	(24,880)
Changes in provisions	5,745	(12,762)	(12,437)	(2,443)
Changes in working capital	(247,304)	(157,029)	(303,012)	(649,640)
Other, including currency translation adjustment	18,282	44,266	29,519	(74,194)
Net cash provided by operating activities	346,597	456,244	1,860,413	1,283,304

Cash flows from investing activities
Capital expenditures	(201,841)	(188,728)	(789,731)	(862,658)
Acquisitions of subsidiaries and associated companies	-	(9,418)	(510,825)	(9,418)
Increase due to sale of associated company	3,140	-	3,140	-

Proceeds from disposal of property, plant and equipment and intangible assets	4,214	3,092	8,012	6,431
Dividends and distributions received from associated companies	-	-	18,708	17,229
Changes in investments in short terms securities	244,351	203,462	(213,633)	245,448
Net cash provided by (used in) investing activities	49,864	8,408	(1,484,329)	(602,968)

Cash flows from financing activities
Dividends paid	(153,470)	(153,470)	(448,604)	(401,383)
Dividends paid to non-controlling interest in subsidiaries	-	(10,996)	(905)	(22,695)
Acquisitions of non-controlling interests	(6)	(27)	(758,583)	(16,606)
Proceeds from borrowings	348,713	12,671	2,054,090	726,189
Repayments of borrowings	(589,307)	(238,151)	(1,271,537)	(953,413)
Net cash used in financing activities	(394,070)	(389,973)	(425,539)	(667,908)

Increase / (Decrease) in cash and cash equivalents	2,391	74,679	(49,455)	12,428

Movement in cash and cash equivalents
At the beginning of the period / year	774,995	754,116	815,032	820,165
Effect of exchange rate changes	(4,730)	(13,763)	7,079	(17,561)
Increase / (Decrease) in cash and cash equivalents	2,391	74,679	(49,455)	12,428
At December 31,	772,656	815,032	772,656	815,032

	At December 31,		At December 31,
Cash and cash equivalents	2012	2011	2012	2011
Cash and bank deposits	828,458	823,743	828,458	823,743
Bank overdrafts	(55,802)	(8,711)	(55,802)	(8,711)
	772,656	815,032	772,656	815,032